NO ACT

PE
3-12-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09011588

Received SEC

APR 09 2009

Washington, DC 20549

April 9, 2009

Drew F. Nachowiak
Vice President and
Assistant General Counsel
Centex Corporation
P.O. Box 199000
Dallas, TX 75219-9000

Act: 1934
Section: ____
Rule: 14a-8
Public
Availability: 4-9-09

Re: Centex Corporation
Incoming letter dated March 12, 2009

Dear Mr. Nachowiak:

This is in response to your letter dated March 12, 2009 concerning the shareholder proposal submitted to Centex by Pamela J. Gaulding and Scott R. Seegers. We also have received letters from the proponents dated March 31, 2009 and April 6, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Pamela J. Gaulding

FISMA & OMB Memorandum M-07-16

Scott R. Seegers

FISMA & OMB Memorandum M-07-16

April 9, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Centex Corporation
Incoming letter dated March 12, 2009

The proposal would require, in part, that all corporate executive compensation be frozen or reduced until such time as the company generates positive earnings for eight consecutive quarters and the common stock dividend is restored to $0.16 per share per annum.

There appears to be some basis for your view that Centex may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Centex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Centex relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED
2009 APR -7 AM 10:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

April 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Stockholder Proposal Submitted to Centex Corporation by
Pamela J. Gaulding and Scott R. Seegers
Securities Exchange Act - Rule 14a-8

Ladies and Gentlemen:

It has come to our attention that the Company filed a Form 8-k on March 19, 2009, to disclose "deferred cash awards of $1,144,000 to Catherine Smith" (CFO) and "$900,000 to Brian J. Woram" (Chief Legal Counsel).

The timing of such compensation awards does not coincide with the historical cycle of the company. Therefore, we believe this is an attempt by the company to circumvent the will of the shareholders should the proposal we have submitted be approved by the shareholders. It is apparent that Centex does not want shareholders to influence compensation polices. This is yet another reason our Proposal should be included in the Centex Corporation 2009 Proxy.

Respectfully Submitted,

Scott R Seegers

Scott R. Seegers

FISMA & OMB Memorandum M-07-16

Cc: Pamela J. Gaulding

FISMA & OMB Memorandum M-07-16

Centex Corporation
2728 N. Harwood
Dallas, Texas 75201-1516

March 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Stockholder Proposal Submitted to Centex Corporation by
Pamela J. Gaulding and Scott R. Seegers
Securities Exchange Act - Rule 14a-8

Ladies and Gentlemen:

The above shareholders own over 50,000 shares of Centex Corporation (Centex or the Company) and have submitted a Shareholder Proposal (Exhibit A) to be included in the proxy statement at their 2009 annual meeting under Rule 14a-8 of the Securities Exchange Act. The Proposal is related strictly to the compensation policies of Centex. We have received a copy of the correspondence to you in which Centex is requesting your office to concur with its decision to omit the Proposal in their filing. We respectively disagree with this decision, believe it is anti-shareholder and shows no regard for its owners, and request your office to require Centex to include this proposal in the proxy it sends to shareholders for its 2009 annual meeting.

The Centex reasons for not including the Proposal can be summarized as follows:

1. The Proposal consists of multiple proposals.

2. The Proposal is vague and indefinite.

3. The Proposal deals with the ordinary business operations of the Company.

4. It would cause the Company to violate Federal and State law.

5. The Company does not have ability to change binding contracts.

6. The Proposal can be excluded because it relates to a specific amount of dividends.

It is obvious from reviewing Centex's letter that it does not want this Proposal to go to the shareholders for a vote. It is an example of the anti-shareholder attitude that seems to exist in the Company. Instead of allowing the shareholders to vote, the Company has expended thousands of dollars to oppose a simple request.

The Proposal is not broad, but is singularly focused on one area. That area is compensation of the Company's officers and directors. With so much attention these days on compensation issues and the SEC's advice for stockholders to become involved in compensation issues, the Company has decided to stonewall the issue behind the guise of a non-relevant argument citing, among other items, that shareholders will be confused and not know what they are voting for. Quite the contrary, the shareholders will know that they are attempting to hold the officers and directors to reasonable compensation levels and base compensation will not increase until dividends are restored.

The Company also argues that the Proposal is "vague and indefinite" and argues that "profitable", "compensation of the board" and "frozen" are vague terms. This is ridiculous! Profitable is a term well understood by shareholders even if they are not aware of all the nuances of GAAP. Compensation includes all compensation including cash, stock options, restricted stock, etc. as set forth in the Company's compensation tables contained in the proxy. Frozen means no increase. Inferring anything else is just a diversionary tactic.

Additionally, the Company says the Proposal would interfere with ordinary business operations. The Proposal certainly does not interfere with day to day operations but focuses on officer and director compensation. A SEC staff bulletin dated July 12, 2002 states "We do not agree with the view of Companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8 (i) (7)". That is exactly what the Proposal does.

In reasons 4 and 5, the Company argues that some contracts are binding and it would violate federal and state law to not abide by the contracts. In reading the 2008 proxy statement, it is difficult to ascertain what agreement or agreements this Proposal would violate. Because the Company is not profitable, <u>vague</u> compensation parameters are used and compensation awards by the Company are at the discretion of the directors. It would be interesting to see on what binding agreement the 341,763 restricted stock award made to CEO Tim Eller in August 2008 was based. In the event that the Proposal does violate state or federal law, the Proposal does give the Company an out in that the provision will not be binding if prohibited by law. So if there is a provision that cannot be followed for legal reasons, the Proposal would not be binding as to that provision. To appreciate the extent the Company will go to exclude the Proposal, the Company says, on page eight of their submission, that it could not follow GAAP in recording past compensation awards of the Proposal period. Obviously, the Proposal does not alter the accrual of past awards.

Lastly, the Company argues that requiring restoration of the historical 16-cent dividend is too specific. It is not unreasonable to require certain conditions be attained before compensation can be increased.

Centex was profitable in every quarter, since becoming a public company in early 1969, until the third quarter of fiscal 2007. This was an outstanding record considering high interest rates, inflation, the savings and loan meltdown, recession and other economic factors that were prevalent during that time. This was accomplished through reasonably conservative operating policies. In 2004 when CEO Eller took over, these policies were pushed aside and a huge increase in risk taking occurred. Examples of this new strategy include the dramatic increase in land purchases directly and through joint ventures, an expansion of its mortgage lending operation to include construction loans to outside builders and substantial repurchase of Centex common stock at the top or near the top of the market. This strategy seemed to be solid when the Company's earnings increased dramatically culminating in net earnings for fiscal 2006 of almost $1.3 billion. In hindsight, these were illusory earnings and the strategy ill-advised. Senior officers and other employees were also paid handsomely during this time, but at least these payments were based on positive reported earnings.

At the end of calendar 2005, it was becoming evident that the housing industry was encountering headwinds, yet the management continued to buy over one billion dollars of land in the first six months of calendar 2006. However, by the December quarter of calendar 2006 (third quarter of fiscal year 2007) the Company had already recorded impairment charges on land and incurred its first quarterly loss since becoming a public company. Since that time, the Company has sold land for as little as 10 cents on the dollar. Despite this performance, bonuses and other incentive payments continue to be paid. As stated in the Proposal, the Company awarded $8,400,000 in restricted stock to executive officers and directors for their performance in fiscal 2008. <u>This was in addition to stock options and other performance awards</u>. The Company lost $2.8 billion during this period eliminating all profits reported during several of the preceding years. Yet the board, through its compensation committee, apparently thought the officers and directors were doing an outstanding job.

In evaluating the fiscal year 2008 performance of the Company, its proxy states that it is comparing the Company performance to a peer group which notably excludes Toll Brothers and NV Ryan, two of the better performers in the home building group. The Company also states it had operating cash flow of over $1.5 billion in fiscal year 2008. Closer examination of the financial results indicate that the cash flow was not "operating" cash flow, but resulted from many factors, the most relevant one being land and houses sold and not replaced. Operating cash flow is usually defined as net earnings plus depreciation. Using this definition there obviously was no cash flow. The better explanation of the Company's definition would be operating and liquidation cash flow. The compensation policies of the Company are not aligned with performance and stockholder interests are being cast aside. In order to avoid basing compensation on earnings, the Company now uses other metrics to assure that bonuses will continue to be paid.

It is difficult for small shareholders to have an influence on company policies. They cannot afford to hire attorneys and outside experts to present their case. Fortunately, the SEC has given shareholders the opportunity to submit shareholder proposals. This we have done. The Company opposes the Proposal because it does not want to have its compensation parameters set by the owners. The directors of the Company apparently still believe it is a huge entity. It is actually a shell of its former self. Orders for the December 2008 quarter were only slightly in excess of 1,000 units. At the peak in fiscal 2006 the Company reported annual orders of over 38,000 units. Compensation levels are grossly inflated based on losses being incurred and the present size of the Company. Bonuses to the leaders of the Company should only be paid when net earnings are attained.

With the present outrage over AIG bonuses it is apparent that this is a relevant Proposal. We ask the SEC to include this Proposal in the Centex proxy statement for its 2009 stockholders meeting and enable the stockholders to have a voice on officer and director compensation levels.

Please contact either Pamela J. Gaulding ***FISMA & OMB Memorandum M-07-16*** or Scott R. Seegers ***FISMA & OMB Memorandum M-07-16*** if you should have any questions or need additional information related to this matter.

Respectfully Submitted,

Scott R. Seegers

Cc: Pamela J. Gaulding

Centex Corporation
2728 N. Harwood
Dallas, Texas 75201-1516

RECEIVED
FEB 05 2009
REVIEWED

EXHIBIT A

PROPOSAL BEFORE THE STOCKHOLDERS OF CENTEX CORPORATION

WHEREAS...

Centex Corporation ("the company") was profitable in every quarter since becoming a publicly traded corporation (1969) until the third quarter of the 2007 fiscal year and has since accumulated losses approaching *$4 billion dollars* through the third quarter of fiscal 2009.

The company adopted an "Executive Severance Policy" in June 2006, less than six months before earnings turned negative and less than twelve months after the company's stock price reached an all time high. The policy guarantees payment to certain "executive officers" who might be "involuntarily separated from employment," which would include the Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer. The policy provides for a cash payment of up to 2.99 times "the sum of the participant's current base salary and the amount of the total incentive compensation paid or awarded to the participant for the prior fiscal year."

The company awarded $8,400,000 in restricted stock to executive officers and Board members in August of 2008, including $5,000,000 to the CEO, $500,000 to the CFO, $600,000 to the CLC. This action was taken despite the fact that the company's continuing operations had not been profitable in the previous two fiscal years, is not expected to be profitable in the current fiscal year, and lost over *$2.5 billion dollars* in the 12 months immediately preceding the award. Such compensation runs counter to the principle of rewarding executive achievement based on positive earnings growth, is an insult to shareholders who have lost over 80% of their stock value and dividend, and can be construed as a failure of the Board's fiduciary duty to prevent such abuse.

The cash value of this stock award is potentially included in the calculation of the Severance Policy compensation, increasing the cost of removing poorly performing executives to excessive and unjustifiable levels.

Two months after the restricted stock award (October 2008), the company eliminated the dividend paid to the common stock shareholders, totaling $20 million dollars per year.

The Board, who is charged with the fiduciary duty to oversee corporate governance and compensation, has been unwilling or unable to eliminate excesses in corporate officer compensation.

RESOLVED...

The Board take the necessary steps to prohibit the issuing and accruing of bonuses in cash, stock, or other awards to company officers unless the company has been profitable in the prior fiscal year. Further, all corporate executive compensation be frozen or reduced until such time as the company generates positive earnings for eight consecutive quarters and the common stock dividend is restored to $0.16/share per annum.

Further, the compensation of the Board be reduced to a maximum of $50,000 per year for each member plus a maximum of an additional $15,000 per year for committee assignments as a demonstration that the Board is committed to the same loss of income as the common shareholders. Compensation levels cannot be increased until the above criteria are achieved.

This resolution will be binding on the Board unless prohibited by law.

Respectfully Submitted: The Seegers Family Interests

By: Pamela J. Gaulding

FISMA & OMB Memorandum M-07-16

By: Scott R. Seegers

Centex®

Centex Corporation
2728 N. Harwood
Dallas, Texas 75201-1516
P.O. Box 199000
Dallas, Texas 75219-9000

Drew F. Nachowiak
Vice President and
Assistant General Counsel
Drew.Nachowiak@Centex.com
214.981.6598 office
214.981.6866 fax
Centex.com

March 12, 2009

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: *Stockholder Proposal submitted by Pamela J. Gaulding and Scott R. Seegers*
Securities Exchange Act-Rule 14a-8

Ladies and Gentleman:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we hereby give notice on behalf of Centex Corporation, a Nevada corporation (the "**Company**"), of the Company's intention to omit from its proxy statement and form of proxy for its 2009 annual meeting of stockholders (collectively, the "**2009 Proxy Materials**") a stockholder proposal and statement in support thereof (the "**Proposal**") submitted to the Company by Pamela J. Gaulding and Scott R. Seegers (jointly, the "**Proponent**") on February 5, 2009. A copy of the Proposal is attached hereto as Exhibit A.

The Company expects to file the definitive 2009 Proxy Materials with the Commission on or about June 5, 2009. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying exhibits. In accordance with Rule 14a-8(j) and the instructions contained in the letters accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**").

Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The proposal calls for the Company's board of directors to take three distinct actions:

- "The Board take the necessary steps to prohibit the issuing and accruing of bonuses in cash, stock, or other awards to company officers unless the company has been profitable in the prior fiscal year.
- Further, all corporate executive compensation be frozen or reduced until such time as the company generates positive earnings for eight consecutive quarters and the common stock dividend is restored to $0.16/share per annum.
- Further, the compensation of the Board be reduced to a maximum of $50,000 per year for each member plus a maximum of an additional $15,000 per year for committee assignments as a demonstration that the Board is committed to the same loss of income as the common shareholders. Compensation levels cannot be increased until the above criteria are achieved."

DISCUSSION

A. The Proposal May Be Excluded under Rule 14a-8(c) Because It Consists of Multiple Proposals

The Company believes that it may exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has attempted to combine at least three different demands into a single proposal, in violation of Rule 14a-8(c).

The Staff consistently has enforced the requirement that a Proponent be limited to one proposal, and that a Proponent may not bundle multiple unrelated proposals requiring different standards or actions under a broad heading without a precise, unifying concept in an attempt to evade this requirement. *See, e.g., HealthSouth Corp.* (March 28, 2006) (concurring in the exclusion of a submission containing proposals to (i) grant shareholders the power to increase the size of the board, and (ii) fill any director vacancies created by such an increase, where the proponent claimed that the proposals were related to the single concept of giving the shareholder the power to add directors of their own choosing); *American Electric Power* (January 2, 2001) (finding that a shareholder proposal seeking to (i) limit the number of years a director may serve, (ii) require at least one full board of directors meeting on-site each month, and (iii) increase the annual retainer payable to a director in respect of his service, did not constitute a single proposal as required by Rule 14a-8(c), where the proponent claimed that the proposals were all aimed at the governance of the company); *IGEN International, Inc.* (July 3, 2000) (concurring in the exclusion of a seven-pronged proposal that, among other things, would require the size of the company's board of directors to be increased to eight members, require monthly board meetings and permit any shareholder owning five percent or more the company's outstanding stock to call a shareholders' meeting); *Electronic Data Systems Corp.* (March 10, 1998) (concurring in the exclusion of a proposal seeking to (i) eliminate the company's classified board of directors, and (ii) appoint an independent lead director).

In the Proposal, the Proponent attempts to address a range of distinct issues on the premise that they all relate to compensation. The various elements of the Proposal, however, prevent the Proposal from being viewed as one precise concept, especially given their inherent vagueness. The various elements of the Proposal attempt to restrict or regulate (i) cash bonuses and stock and other awards for all officers of the Company, (ii) "all corporate executive compensation" and (iii) director compensation. These different elements cannot be lumped together and treated as a single package, because they each serve very different purposes for the Company in connection with its efforts to recruit, compensate and retain employees and directors. By bundling the various elements of the Proposal together, the Proponent would force stockholders to choose between voting for or against all of its components, even though many stockholders will clearly view the individual components as differing greatly in terms of whether they reflect good corporate policy. Requiring stockholders to take a single position as to all of these different elements of the Company's compensation structure, in the aggregate, effectively takes away the ability of stockholders to distinguish among them. In addition, the Company would have no way of knowing what a "for" or "against" vote on the Proposal meant because the Company would be unable to determine of which elements of the Proposal stockholders approved or disapproved.

The Staff has permitted the exclusion of multiple unrelated proposals that lack a unifying concept under similar circumstances, including several that deal with compensation matters. For example, in *Downey Financial Corp.* (December 27, 2004), the proponent submitted a proposal to (i) eliminate the directors retirement plan, and (ii) require that a portion of the directors' compensation be paid in restricted stock. The Staff concurred in exclusion "because the proponent exceeded the one-proposal limitation in rule 14a-8(c)." *See also Fotoball, Inc.* (May 6, 1997) (concurring in the exclusion of a submission that included proposals setting forth minimum stock ownership requirements, recommending that directors be paid in equity compensation and prohibiting non-employee directors from performing other services for the company for compensation); *USLIFE Corp.* (January 28, 1993) (concurring in the exclusion under the predecessor to Rule 14a-8(c) of a submission containing proposals to (i) cap the salary and bonuses of the company's chief executive officer, (ii) condition payment of bonuses for officers on certain performance metrics, and (iii) allow shareholders to nominate director candidates).

The Proposal contains three separate proposals: (i) cessation of all cash bonuses and stock and other awards for all of the Company's officers, (ii) freezing the Company's executive compensation and (iii) reducing the compensation of the Company's directors. If one combines the first two elements of the Proposal -- compensation for all Company officers and compensation for only the Company's executive officers, then there is still the third element of director compensation. Thus, while the Company believes that each element of the Proposal is itself a separate proposal, there are, at minimum, two conceptually different proposals here, and, accordingly, the entire Proposal should be excludable. *See Occidental Petroleum Corporation* (February 23, 1998) (concurring in exclusion because the proposal exceeded the one proposal limitation noting that "while it does not necessarily agree with the Company's assertion that the proposal contains five separate proposals, we believe that that the proposal does contain more than one proposal").

The Proposal constitutes multiple proposals, and, accordingly, it may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(c).

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Vague and Indefinite and, thus, Misleading in Violation of Rule 14a-9

The Company also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a stockholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially .... misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B Section B.4 (September 15, 2004).

The Staff has regularly concurred with the exclusion of stockholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);
- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);
- *General Electric Company* (February 5, 2003) (proposal urging the board "to seek shareholder approval of all compensation for senior executives and board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);
- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);
- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);
- *PepsiCo Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above for substantially the same reasons);
- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation of executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);
- *International Business Machines Corp.* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and
- *Pfizer Inc.* (February 18, 2003) (proposal that the board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision, was impermissibly vague and indefinite).

Here, the Proposal calls for the Company's Board to take certain action "unless the company is profitable." The word "profitable" is vague, indefinite and unclear in meaning because it is not a reference to any GAAP measure. The Proposal further calls for "all corporate executive compensation [to] be frozen ...." Here too, the meaning of "frozen" is unclear. The Company is uncertain whether it means "no more" or maintain current levels. Also, the meaning of "all corporate executive compensation" is unclear. The Company is uncertain whether it means base salary, cash incentive compensation, long-term awards or other benefits such as health insurance or 401(k) plan matching contributions.

The reference to "compensation of the Board ... of $50,000" is also vague and indefinite. The Company is uncertain whether such reference is limited to cash compensation or also includes long-term equity awards and, if long-term awards are contemplated, whether the Proposal seeks to refer to the FAS 123R value reported in the Company's proxy statement or the grant date value of equity awards. The Proposal also calls for "a maximum of an additional $15,000 per year for committee assignments." Seemingly, the Proposal seeks directors to be paid a total of $65,000, as each director currently serves on one Board committee. The Company's directors currently receive $65,000 cash compensation and equity awards for service, but no additional cash compensation for serving on a committee. Thus, the Proposal seems to call for the directors to receive the very cash compensation that they currently receive, but denying any compensation for committee chairs or the lead director. (The chairs of the Board committees and the lead director currently receive additional compensation for leading the committees but not for merely serving on the committees as apparently called for in the Proposal.)

Finally, the statement in support of the Proposal refers to the Company's severance policy, including a reference to a formula contained in the severance policy that caps cash severance benefits. The Proposal, however, has nothing to do with severance benefits. Consequently, the reference to the severance policy and the description of the policy's limitation on severance benefits makes the Proposal vague and misleading.

Because the Proposal is vague and misleading, it may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with the Ordinary Business Operations of the Company

The Company believes that it may properly omit the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a stockholder proposal that deals with matters relating to a company's "ordinary business" operations.

In 1998, the Commission clarified that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission described the two "central considerations" in support of an exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Proposal calls for the Company to cease issuing bonuses, stock and other awards to "company officers" (as compared to only senior executive officers). This group is so broad that it relates to the Company's ordinary business operations. The Company has approximately 23 officers, seven of whom have salaries less than $175,000 per year. Of the 23 officers, 21 have some version of "Vice President" in their titles, but only five are "executive officers" as defined in Securities Exchange Act Rule 3b-7. Companies may exclude proposals dealing with "general employee compensation matters" under the ordinary business exclusion, but not proposals dealing with the compensation of senior executives or directors. Staff Legal Bulletin 14A (July 12, 2002). *See also 3M Company* (March 6, 2008); *Alliance Energy Corporation* (February 4, 2004) (proposal determining the compensation of "all levels of Vice Presidents" and other specified executives excludable); *Ascential Software Corp.* (April 4, 2003) (exclusion of proposal addressing compensation policies beyond senior executive compensation permitted); *Lucent Technologies* (November 6, 2001) (exclusion of proposal restricting compensation paid to "all officers and directors" permitted).

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company by addressing general employee compensation matters.

D. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because It Would Cause the Company to Violate Federal and State Law

The Company believes that it may properly omit the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(2). Rule 14a-8(i)(2) permits a registrant to omit from its proxy materials those stockholder proposals and supporting statements that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

The Staff has long recognized that a proposal that would require the issuer to breach existing agreements is excludable under 14a-8(i)(2). *See, e.g., General Motors Corp.* (March 4, 1996) (proposal to reduce salaries and freeze bonuses excludable as violating state law by breaching existing contracts); *International Business Machines Corp.* (December 15, 1995) (proposal to amend company charter to set specified compensation levels for top officers excludable as breaching existing contracts); *CoBancorp Inc.*, (February 22, 1996) (proposal requesting rescission of the company's long-term incentive plan excludable as breach of contract); *FPL Group, Inc.* (February 12, 1996) (proposal to reduce compensation of executive and management personnel excludable).

The Staff has previously upheld omission of proposals that could require contractual breach under state law if implemented. *See, e.g., The Kroger Co.* (April 21, 2000) (proposal that the pay of all officers and directors be limited to certain amounts above the rate paid to the lowest paid hourly employees excludable because would have caused the company to breach an existing employment agreement in violation of state law); *Potomac Electric Power Co.* (January 11, 1993) (proposal requiring stockholder approval of executive compensation because would have caused the company to breach an existing employment agreement in violation of state law); *Core Industries Inc.* (October 25, 1996) (proposal requiring that no stock options or bonuses be issued to any officer during any three-year period under certain circumstances excludable because would have caused the company to breach an existing employment agreement in violation of state law); *Citizen's First Bancorp, Inc.* (March 24, 1992) (proposal requiring termination of compensation agreements with two officers excludable).

The equity awards that the Company has made in prior years to its officers and other employees are evidenced by written award agreements. In addition, the annual incentive plan (cash bonus) for each executive officer at Centex is evidenced by a written award agreement. The Company reads the Proposal as calling for the Company to cease issuing and accruing cash bonuses and equity awards that the Company is contractually obliged to vest, issue or pay in accordance with the terms of these existing agreements. Thus, the Proposal would require the Company to breach its existing employment contracts in violation of state law and therefore should be excluded. If the Company's reading is incorrect, at best, the Proposal is vague and misleading (and therefore excludable) as noted in Section B of this letter.

Furthermore, as a publicly traded company, the Company is required by SEC rules (Regulation S-X, Rule 4-01(a)(1)) to prepare its financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). GAAP requires annual expensing of previously granted time-vested or performance-vested equity compensation awards. However, if the Proposal were approved, it arguably would require the Company to cease accruing the expenses for outstanding awards. Thus, the Company would be in violation of Federal law.

E. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It is Beyond the Company's Power or Authority to Implement

The Company believes that it may exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(6) which allows exclusion of a stockholder proposal from proxy materials "if the company would lack the power or authority to implement the proposal." One of the components of the Proposal would require the Company, if the element were included and approved by the Company's stockholders, to cease issuing and accruing previously awarded stock and other awards. The Company is unable to implement the Proposal because the Company is obliged to compensate certain employees according to the terms of incentive compensation and long-term equity award agreements currently in effect. The Commission previously has granted no-action requests if the registrant could not comply with a shareholder proposal because the proposal would cause the registrant to breach a contract, thereby making the proposal beyond the registrant's power to implement. *See Texas Meridian Resources Corp.*, (Mar. 18, 1996) (seeking to omit proposal requesting that the compensation of CEO and president be linked with the average salaries of other executives as breach of employment contracts); *CoBancorp Inc.*, (Feb. 22, 1996) (concurring that proposal requesting rescission of the company's long-term incentive plan is excludable).

Because the Company is not permitted to unilaterally alter the binding compensation award agreements it has with its employees, the Proposal is beyond the Company's power to implement.

F. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because It Relates to a Specific Amount of Dividends

The Proposal requests that all corporate executive compensation be frozen until the Company's per share common stock dividend is restored to $0.16 per year. (The Company paid a per share dividend of $0.16 per year from April 2004 until August 2008. In October 2008 the Board decided to suspend the declaration of further dividends until conditions improve.) By requiring this specific dividend amount, the Proposal effectively ties the hands of the Company's Board in making compensation and dividend decisions. If the Board wishes to increase the compensation of its executives, it must have positive earnings for eight consecutive quarters and declare a per share dividend in the amount of $0.16 per year, and not $0.15, $0.17 or any other amount except $0.16.

Rule 14a-8(i)(13) provides that a proposal may be excluded if the proposal relates to a specific amount of dividends to be paid by the issuer. Consequently, the Proposal is excludable pursuant to Rule 14a-8(i)(13).

Staff's Use of E-mail Addresses for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the stockholder proposal season, our fax number is (214) 981-6866 and the fax numbers of the Proponent are set forth below.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the positions of the Company discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please call the undersigned at (214) 981-6598 or James R. Peacock III at (214) 981-6345 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Drew F. Nachowiak

Enclosure

cc: Pamela J. Gaulding

*** FISMA & OMB Memorandum M-07-16 ***

Fax: *** FISMA & OMB Memorandum M-07-16 ***

Scott R. Seegers

*** FISMA & OMB Memorandum M-07-16 ***

Fax: *** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
FEB 05 2009
REVIEWED

EXHIBIT A

PROPOSAL BEFORE THE STOCKHOLDERS OF CENTEX CORPORATION

WHEREAS...

Centex Corporation ("the company") was profitable in every quarter since becoming a publicly traded corporation (1969) until the third quarter of the 2007 fiscal year and has since accumulated losses approaching *$4 billion dollars* through the third quarter of fiscal 2009.

The company adopted an "Executive Severance Policy" in June 2006, less than six months before earnings turned negative and less than twelve months after the company's stock price reached an all time high. The policy guarantees payment to certain "executive officers" who might be "involuntarily separated from employment," which would include the Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer. The policy provides for a cash payment of up to 2.99 times "the sum of the participant's current base salary and the amount of the total incentive compensation paid or awarded to the participant for the prior fiscal year."

The company awarded $8,400,000 in restricted stock to executive officers and Board members in August of 2008, including $5,000,000 to the CEO, $500,000 to the CFO, $600,000 to the CLC. This action was taken despite the fact that the company's continuing operations had not been profitable in the previous two fiscal years, is not expected to be profitable in the current fiscal year, and lost over *$2.5 billion dollars* in the 12 months immediately preceding the award. Such compensation runs counter to the principle of rewarding executive achievement based on positive earnings growth, is an insult to shareholders who have lost over 80% of their stock value and dividend, and can be construed as a failure of the Board's fiduciary duty to prevent such abuse.

The cash value of this stock award is potentially included in the calculation of the Severance Policy compensation, increasing the cost of removing poorly performing executives to excessive and unjustifiable levels.

Two months after the restricted stock award (October 2008), the company eliminated the dividend paid to the common stock shareholders, totaling $20 million dollars per year.

The Board, who is charged with the fiduciary duty to oversee corporate governance and compensation, has been unwilling or unable to eliminate excesses in corporate officer compensation.

RESOLVED...

The Board take the necessary steps to prohibit the issuing and accruing of bonuses in cash, stock, or other awards to company officers unless the company has been profitable in the prior fiscal year. Further, all corporate executive compensation be frozen or reduced until such time as the company generates positive earnings for eight consecutive quarters and the common stock dividend is restored to $0.16/share per annum.

Further, the compensation of the Board be reduced to a maximum of $50,000 per year for each member plus a maximum of an additional $15,000 per year for committee assignments as a demonstration that the Board is committed to the same loss of income as the common shareholders. Compensation levels cannot be increased until the above criteria are achieved.

This resolution will be binding on the Board unless prohibited by law.

Respectfully Submitted: The Seegers Family Interests

By: Pamela J. Gaulding

*** FISMA & OMB Memorandum M-07-16 ***

By: Scott R. Seegers